MFS® INVESTMENT MANAGEMENT
111 Huntington Avenue, Boston, Massachusetts 02199
Phone 617-954-5000

April 7, 2017

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:
Post-Effective Amendment No. 61 to Registration Statement on Form N-1A for MFS Variable Insurance Trust II ("Trust II") on behalf of MFS® Blended Research® Core Equity Portfolio (File Nos. 002-83616 and 811-3732) and Post-Effective Amendment No. 45 to Registration Statement on Form N-1A for MFS Variable Insurance Trust III ("Trust III") on behalf of MFS® Blended Research® Small Cap Equity Portfolio (File Nos. 333-59093 and 811-08879)

Ladies and Gentlemen:

On behalf of Trust II and Trust III (the "Trusts"), this letter sets forth our responses to your comments of March 22, 2017, on the above-referenced Post-Effective Amendments ("PEAs"), each filed with the U.S. Securities and Exchange Commission (the "SEC") on February 24, 2017. The PEA for Trust II was filed on behalf of MFS Blended Research Core Equity Portfolio and the PEA for Trust III was filed on behalf of MFS Blended Research Small Cap Equity Portfolio (each, a "Fund" and together the "Funds") for the purpose of incorporating changes to each Fund's "Principal Investment Strategies" disclosure, and, in connection therewith, making certain other minor and conforming changes. Comments and responses apply to both Funds unless otherwise indicated.

General Comments

1.	Comment:	In each Fund's prospectus, under the heading "Fees and Expenses," the last sentence in the introductory paragraph references "other eligible investors." Please advise supplementally what is meant by "other eligible investors."

Response:
As disclosed in the "Description of Share Classes" section of each Fund's prospectus, each Fund serves as an investment vehicle for variable annuity and variable life insurance contracts and to any other investor permitted to hold shares of the Fund without affecting the ability of insurance company separate accounts whose contracts are funded by the Fund to satisfy the diversification requirements of Section 817(h) of the Internal Revenue Code. These other eligible investors include qualified pension and retirement plans and certain fund-of-funds.

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Securities and Exchange Commission
April 7, 2017

2.	Comment:	The "Principal Investment Strategies" section of each Fund's prospectus includes the following disclosure in the first paragraph: "…compared to an index that represents the fund's investment universe," but the name of that index is not disclosed until the end of that section. Please specifically identify the index at its first mention.

Response:	We will move the reference of the index name to the first paragraph of each Fund's "Principal Investment Strategies" section.

3.	Comment:	The third paragraph of each Fund's Form N-1A Item 4 "Principal Investment Strategies" section states that equity securities include "other securities that represent an ownership interest (or right to acquire an ownership interest) in a company or other issuer." Please list the types of these "other securities" as described under "Equity Securities" in each Fund's Form N-1A Item 9 "Principal Investment Types" section.

Response:
The reference to "other securities that represent an ownership interest (or right to acquire and ownership interest) in a company or other issuer" is meant to provide a plain English description of the term "equity securities." As disclosed in the "Equity Securities" paragraph in the "Principal Investment Types" section of the Fund's Item 9 disclosure, other securities that represent an ownership interest in a company include preferred stocks, securities convertible into stocks, and depositary receipts for such securities. Because the Fund does not invest in these investment types as part of its principal investment strategies, we do not believe it is appropriate to describe these instruments in the "Summary of Key Information - "Principal Investment Strategies" section of the prospectus.

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Securities and Exchange Commission
April 7, 2017

4.	Comment:	With respect to the MFS Blended Research Core Equity Portfolio, the "Principal Investment Strategies" section of the prospectus includes the following disclosure: "…MFS primarily invests in companies with large capitalizations." Please consider including corresponding risk disclosure specific to large capitalization companies in the "Principal Risks" sections of the Fund's prospectus.

Response:
We believe that the "Equity Market Risk" disclosure included in the Fund's "Principal Risks" section, and as included below, appropriately discloses the principal risks of investing primarily in companies with large capitalizations:

"Equity Market Risk:  Equity markets can be volatile and can decline significantly in response to, or investor perceptions of, issuer, market, economic, industry, political, regulatory, geopolitical, and other conditions.  These conditions can affect a single issuer or type of security, issuers within a broad market sector, industry or geographic region, or the equity markets in general. Different parts of the market and different types of securities can react differently to these conditions. For example, the stocks of growth companies can react differently from the stocks of value companies, and the stocks of large cap companies can react differently from the stocks of small cap companies. Certain events, such as political, social, or economic developments; government or regulatory action, including the imposition of tariffs or other protectionist actions; natural disasters; terrorist attacks; war; and other geopolitical events, can have a dramatic adverse effect on equity markets and may lead to periods of high volatility in an equity market or a segment of an equity market." [Emphasis added]

5.	Comment:	The third to last paragraph of each Fund's Form N-1A Item 4 "Principal Investment Strategies" section states "MFS uses an active bottom-up approach to buying and selling investments for the fund." Please consider rephrasing that statement to include "MFS chooses its investments from the [specified index]," if that is an accurate statement.

Response:	Each Fund does not limit its investment universe to the securities included in a specific index; therefore, no changes to the disclosure are necessary.

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Securities and Exchange Commission
April 7, 2017

6.	Comment:	Please consider adding growth risk and value risk in the "Principal Risks" sections of each Fund's prospectus.

Response:
It is not a principal investment strategy of either Fund to focus on growth or value investing; therefore, we do not believe it is necessary to provide extensive growth or value risk disclosure in the "Investment Strategy Risk" section of each Fund's prospectus. Please note that disclosure describing how growth and value stocks can react differently to issuer, market, economic, industry, political, regulatory, geopolitical, and other conditions is included in the "Equity Market Risk" disclosure in each Fund's "Principal Risks" sections, as noted below:

"Equity Market Risk:  Equity markets can be volatile and can decline significantly in response to, or investor perceptions of, issuer, market, economic, industry, political, regulatory, geopolitical, and other conditions. These conditions can affect a single issuer or type of security, issuers within a broad market sector, industry or geographic region, or the equity markets in general. Different parts of the market and different types of securities can react differently to these conditions. For example, the stocks of growth companies can react differently from the stocks of value companies, and the stocks of large cap companies can react differently from the stocks of small cap companies. Certain events, such as political, social, or economic developments; government or regulatory action, including the imposition of tariffs or other protectionist actions; natural disasters; terrorist attacks; war; and other geopolitical events, can have a dramatic adverse effect on equity markets and may lead to periods of high volatility in an equity market or a segment of an equity market." [Emphasis added]

7.	Comment:	We note that "Geographic Focus Risk" and "Industry and Sector Focus Risk" are included in the "Principal Risks" sections of each Fund's prospectus. If a Fund is currently focused in a specific geographic region, industry, or sector, please consider adding specific principal investment strategy and principal risk disclosure for such geographic region, industry, or sector.

Response:
Neither of the Funds has a principal investment strategy to focus its investments on issuers in a specific geographic region, industry, or sector, nor does MFS have a policy of concentrating either Fund's investments in a specific geographic region, industry, or sector. We believe that our current disclosure in each Fund's "Principal Investment Strategies" and "Principal Risks" sections appropriately discloses the principal investment strategies and principal risks of each Fund; therefore, we respectfully decline to revise this disclosure.

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Securities and Exchange Commission
April 7, 2017

8.	Comment:	We note that "Liquidity Risk" is included in the "Principal Risks" sections of each Fund's prospectus. It is not clear from each Fund's "Principal Investment Strategies" sections as to why this is a principal risk of investing in each Fund. Please advise.

Response:
Although investing in illiquid securities is not a principal investment strategy of either Fund, we believe that as a result of the implementation of each Fund's principal investment strategies, liquidity risk may be a risk of each Fund as it is not possible to predict what part of the market may be illiquid at any given time based on market conditions. Therefore, we believe it is important to disclose "Liquidity Risk" as a principal risk of each Fund.

9.	Comment:	Please include with your response letter a completed performance table for each Fund prior to the effective date of each PEA.

Response:	A completed performance table for each Fund, which will be included in each Fund's prospectus, is attached to this letter as Exhibit I.

10.	Comment:	"Qualified retirement and pension plans" are first mentioned under the heading "How to Purchase, Redeem, and Exchange Shares" in each Fund's prospectus. If this will be an avenue for sales of the Funds, please disclose earlier in the prospectus.

Response:
The primary investors in each Fund are insurance company separate accounts.  As a result, we do not believe it is necessary to reference qualified plans in each place that we reference eligible investors. However, we will amend the disclosure in the "Description of Share Classes" section to include as eligible investors qualified pension and retirement plans and certain fund-of-funds and modify the disclosure throughout the rest of the prospectus to consistently reference other eligible investors generically.

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Securities and Exchange Commission
April 7, 2017

11.	Comment:	The "Anti-Money Laundering Restrictions" section under the "Other Considerations" heading in each Fund's prospectus includes the following sentence: "The fund, consistent with applicable federal law, may redeem your shares and close your account; suspend, restrict or cancel purchase and redemption orders; process redemption requests and withhold your proceeds; and take other action if it is unable to verify your identity within a reasonable time or conduct required due diligence on your account or as otherwise permitted by its anti-money laundering policies and procedures." Please cite the legal authority for redeeming under these circumstances and explain how shares would be valued.

Response:
Pursuant to the terms of the Amended and Restated Declaration of Trust for each Trust, the Trustees have the authority to set the terms for when an investor's share in a fund can be involuntarily redeemed.  Such redemption would be processed at the net asset value next determined on the redemption date.

12.	Comment:	With respect to the industry concentration policy investment restriction (fundamental investment restriction number six) included under "Appendix J – Investment Restrictions" in each Fund's SAI, please confirm that MFS is aware of the SEC Staff's position that a fund should consider any concentration policy of an underlying fund when monitoring the fund's industry concentration limit.

Response:
We are aware of the SEC Staff's position that a fund should consider any concentration policy of an underlying fund when monitoring the fund's industry concentration limit. Please note that investing in underlying investment companies is not a principal investment strategy of either Fund.

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Securities and Exchange Commission
April 7, 2017

13.	Comment:	With respect to Trust II, under "Appendix J – Investment Restrictions" on page J-2 of Trust II's Statement of Additional Information, there is a unique fundamental investment restriction for the MFS Technology Portfolio that the Fund will invest more than 25% of its assets in issuers in the industries in the technology sector. Please clarify whether the MFS Technology Portfolio will invest more than 25% in other industries.

Response:
The MFS Technology Portfolio will not invest more than 25% of its assets in any industry other than an industry in the technology sector. Because this investment restriction is fundamental, we cannot change the restriction without a shareholder vote; therefore, we will add the following non-fundamental policy:

As a non-fundamental policy, the Fund will not:

purchase any securities of an issuer (other than securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities; tax-exempt obligations issued or guaranteed by a U.S. territory or possession, a state or local government, or a political subdivision of any of the foregoing; or securities issued by investment companies) in a particular industry if as a result 25% or more of its total assets (taken at market value at the time of purchase) would be invested in securities of issuers whose principal business activities are in the same industry; provided, however, that the Fund will invest at least 25% of its total assets in issuers in the industries in the technology sector.

14.	Comment:	With respect to Trust II, under "Appendix J – Investment Restrictions" on page J-2 of Trust II's Statement of Additional Information, the above-mentioned fundamental investment restriction for the MFS Technology Portfolio states that the Fund "will invest more than 25% of its assets in industries in the technology sector." Please consider whether the reference to "industries" should be deleted and the restriction should read "…will invest more than 25% of its assets in issuers in the technology industry."

Response:
The technology sector is comprised of various industries, including but not limited to: communications equipment; electronic equipment; internet software and services; IT services; semiconductors; software and services; and technology hardware and storage. Therefore, we believe the reference to "industries" is appropriate and respectfully decline to make this change.  Additionally, because this investment restriction is fundamental, we cannot change the restriction without a shareholder vote.

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Securities and Exchange Commission
April 7, 2017

15.	Comment:	With respect to Trust III, under "Appendix J – Investment Restrictions" on page J- 1 of Trust III's Statement of Additional Information, there is a fundamental investment restriction for the MFS Global Real Estate Portfolio that the Fund will invest more than 25% of its assets in issuers in the industries in the real estate sector. Please clarify whether the MFS Global Real Estate Portfolio will invest more than 25% in other industries.

Response:
The MFS Global Real Estate Portfolio will not invest more than 25% of its assets in any industry other than an industry in the real estate sector. Because this investment restriction is fundamental we cannot change the restriction without a shareholder vote; therefore, we will add the following non-fundamental policy:

As a non-fundamental policy, the Fund will not:

purchase any securities of an issuer (other than securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities; tax-exempt obligations issued or guaranteed by a U.S. territory or possession, a state or local government, or a political subdivision of any of the foregoing; or securities issued by investment companies) in a particular industry if as a result 25% or more of its total assets (taken at market value at the time of purchase) would be invested in securities of issuers whose principal business activities are in the same industry; provided, however, that the Fund will invest at least 25% of its total assets in issuers in the industries in the real estate sector.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

BRIAN E. LANGENFELD
Brian E. Langenfeld
Vice President and Senior Counsel
MFS Investment Management

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Securities and Exchange Commission
April 7, 2017

Exhibit I
MFS Variable Insurance Trust II

MFS Blended Research Core Equity Portfolio – Initial Class
Performance Information
The bar chart and performance table below are intended to provide some indication of the risks of investing in the fund by showing changes in the fund's performance over time and how the fund's performance over time compares with that of a broad measure of market performance.
Performance prior to June 22, 2007, reflects time periods when the fund's investments were primarily selected based on fundamental analysis.  Beginning June 22, 2007, the fund's investments are based on fundamental and quantitative analysis. The fund's past performance does not necessarily indicate how the fund will perform in the future. Updated performance is available at mfs.com or by calling 1-877-411-3325. If the fees and expenses imposed by the insurance company that issued your variable contracts or other eligible investor through which an investment in the fund is made were included, they would reduce the returns shown.
Initial Class Bar Chart.

During the period(s) shown in the bar chart, the highest quarterly return was 15.31% (for the calendar quarter ended June 30, 2009) and the lowest quarterly return was (20.70)% (for the calendar quarter ended December 31, 2008).
Performance Table.
Average Annual Total Returns
(For the Periods Ended December 31, 2016)

Share Class	1 YEAR	5 YEARS	10 YEARS
Initial Class Shares	8.45%	14.20%	7.13%
Index Comparison (Reflects no deduction for fees, expenses, or taxes)
Standard & Poor's 500 Stock Index	11.96%	14.66%	6.95%

1028842

Securities and Exchange Commission
April 7, 2017

MFS Blended Research Core Equity Portfolio – Service Class
Performance Information
The bar chart and performance table below are intended to provide some indication of the risks of investing in the fund by showing changes in the fund's performance over time and how the fund's performance over time compares with that of a broad measure of market performance.
Performance prior to June 22, 2007, reflects time periods when the fund's investments were primarily selected based on fundamental analysis.  Beginning June 22, 2007, the fund's investments are based on fundamental and quantitative analysis. The fund's past performance does not necessarily indicate how the fund will perform in the future. Updated performance is available at mfs.com or by calling 1-877-411-3325. If the fees and expenses imposed by the insurance company that issued your variable contracts or other eligible investor through which an investment in the fund is made were included, they would reduce the returns shown.
Service Class Bar Chart.

During the period(s) shown in the bar chart, the highest quarterly return was 15.26% (for the calendar quarter ended June 30, 2009) and the lowest quarterly return was (20.74)% (for the calendar quarter ended December 31, 2008).
Performance Table.
Average Annual Total Returns
(For the Periods Ended December 31, 2016)

Share Class	1 YEAR	5 YEARS	10 YEARS
Service Class Shares	8.17%	13.92%	6.87%
Index Comparison (Reflects no deduction for fees, expenses, or taxes)
Standard & Poor's 500 Stock Index	11.96%	14.66%	6.95%

1028842

Securities and Exchange Commission
April 7, 2017

MFS Variable Insurance Trust III

MFS Blended Research Small Cap Equity Portfolio – Initial Class
Performance Information
The bar chart and performance table below are intended to provide some indication of the risks of investing in the fund by showing changes in the fund's performance over time and how the fund's performance over time compares with that of a broad measure of market performance.
Performance prior to December 8, 2012, reflects time periods when another adviser or subadvisor was responsible for selecting investments for the fund under a different investment objective and using a passive investment strategy.  The fund's past performance does not necessarily indicate how the fund will perform in the future. Updated performance is available at mfs.com or by calling 1-877-411-3325. If the fees and expenses imposed by the insurance company that issued your variable contracts or other eligible investor through which an investment in the fund is made were included, they would reduce the returns shown.
Initial Class Bar Chart.

During the period(s) shown in the bar chart, the highest quarterly return was 31.28% (for the calendar quarter ended June 30, 2009) and the lowest quarterly return was (26.91)% (for the calendar quarter ended December 31, 2008).
Performance Table.
Average Annual Total Returns
(For the Periods Ended December 31, 2016)

Share Class	1 YEAR	5 YEARS	10 YEARS
Initial Class Shares	20.90%	15.76%	7.48%
Index Comparison (Reflects no deduction for fees, expenses, or taxes)
Russell 2000® Index	21.31%	14.46%	7.07%

The Russell 2000® Index is a trademark/service mark of the Frank Russell Company. Russell® is a trademark of the Frank Russell Company.

1028842

Securities and Exchange Commission
April 7, 2017

MFS Blended Research Small Cap Equity Portfolio – Service Class
Performance Information
The bar chart and performance table below are intended to provide some indication of the risks of investing in the fund by showing changes in the fund's performance over time and how the fund's performance over time compares with that of a broad measure of market performance.
Performance prior to December 8, 2012, reflects time periods when another adviser or subadvisor was responsible for selecting investments for the fund under a different investment objective and using a passive investment strategy.  The fund's past performance does not necessarily indicate how the fund will perform in the future. Updated performance is available at mfs.com or by calling 1-877-411-3325. If the fees and expenses imposed by the insurance company that issued your variable contracts or other eligible investor through which an investment in the fund is made were included, they would reduce the returns shown.
Service Class Bar Chart.

During the period(s) shown in the bar chart, the highest quarterly return was 31.20% (for the calendar quarter ended June 30, 2009) and the lowest quarterly return was (26.91)% (for the calendar quarter ended December 31, 2008).
Performance Table.
Average Annual Total Returns
(For the Periods Ended December 31, 2016)

Share Class	1 YEAR	5 YEARS	10 YEARS
Service Class Shares	20.58%	15.46%	7.16%
Index Comparison (Reflects no deduction for fees, expenses, or taxes)
Russell 2000® Index	21.31%	14.46%	7.07%

The Russell 2000® Index is a trademark/service mark of the Frank Russell Company. Russell® is a trademark of the Frank Russell Company.

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